[Letterhead of Charles W. Cramb]

June 25, 2010

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Avon Products, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 25, 2010

File No. 1-4881

Dear Mr. O’Brien:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) in your letter, dated May 21, 2010, to Ms. Andrea Jung, Chief Executive Officer of Avon Products, Inc. (“Avon” or the “Company”).

The Staff comments are repeated below in italics and followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Segment Review – Latin America, page 30

Comment 1

We note your response to prior comment 2 in your letter dated April 1, 2010. In your latest Forms 10-K and 10-Q you have disclosed Avon Venezuela’s cash balances denominated in bolivars and U.S. dollars and the approximate percentage of your revenue and operating profit from Avon Venezuela. Please expand MD&A in future filings to provide a more comprehensive discussion of your Venezuelan operations that provides a greater level of information about the monetary assets and liabilities that are exposed to exchange rate changes and the sensitivity of your sales and cost of sales to future currency changes. Disclose the specific amount of bolivar-denominated monetary assets and liabilities as of each balance sheet date and provide a break-out of the amounts being remeasured at each exchange rate. Provide this disclosure at a reasonably detailed level; for example, disclose amounts for cash and accounts

Mr. Terence O’Brien

June 25, 2010

receivable. Disclose the amount of sales and costs of sales for Avon Venezuela and separately disclose the amounts denominated in bolivar fuerte and the U.S. dollar. Please provide us an example of future disclosure.

Response 1

As previously disclosed in our first quarter Form 10-Q, we believe Avon Venezuela is not material to the Company’s consolidated financial statements; however, we propose the following enhanced disclosures in response to the SEC’s comment using information relating to the first quarter of 2010 for illustrative purposes:

“Currency restrictions enacted by the Venezuelan government in 2003 have impacted the ability of Avon Venezuela to obtain foreign currency at the official rate to pay for imported products. Unless official foreign exchange is made more readily available, Avon Venezuela may be negatively impacted as it will need to obtain more of its foreign currency needs from non-government sources where the exchange rate is less favorable than the official rate (the “parallel market”). There is no assurance that the Company would be able to recover these higher costs through operating activities, such as increased pricing or cost reductions in other areas.

At March 31, 2010, we had a net asset position of $184 million associated with our operations in Venezuela, which included cash balances of approximately $71 million, of which approximately $61 million was denominated in bolivars remeasured at the March 31, 2010 nonessentials official exchange rate and approximately $10 million was denominated in U.S. dollars. Of the $184 million net asset position, approximately $78 million was associated with bolivar-denominated monetary net assets and deferred income taxes.

During the first quarter of 2010, the exchange rate in the parallel market included trades generally in the range from 6 to 7 bolivars to the U.S. dollar. To illustrate our sensitivity to potential future changes in the official exchange rate in Venezuela, if the nonessentials official exchange rate was further devalued as of March 31, 2010 to a rate of 6.5 bolivars to the U.S. dollar or an approximate 35% devaluation, our results would be negatively impacted as follows:

•

As a result of the use of a further devalued exchange rate for the remeasurement of Avon Venezuela’s revenues and profits, Avon’s annualized consolidated revenues would likely be negatively impacted by approximately 1% and annualized consolidated operating profit would likely be negatively impacted by approximately 2% prospectively, assuming no operational improvements occurred to offset the negative impact of a further devaluation.

Mr. Terence O’Brien

June 25, 2010

•

Avon’s consolidated operating profit during the first twelve months following the devaluation in this example would likely be negatively impacted by approximately 5%, assuming no offsetting operational improvements. The larger negative impact on operating profit during the first twelve months as compared to the prospective impact is caused by costs of nonmonetary assets being carried at historic dollar cost in accordance with the requirement to account for Venezuela as a highly inflationary economy while revenue would be remeasured at the further devalued rate.

•

We would likely incur an immediate charge of approximately $22 million ($15 million in “Other expenses, net” and $7 million in “Income taxes”) associated with the $78 million of bolivar-denominated monetary net assets and deferred income taxes.”

We believe that further disclosure of disaggregated amounts associated with our Venezuelan operations is not material to investors. Additionally, as disclosed in Note 1 to our consolidated financial statements in the first quarter Form 10-Q, we use the non-essentials official exchange rate of 4.30 bolivars to the U.S. dollar to remeasure all of our bolivar-denominated monetary assets, liabilities and deferred income taxes into U.S. dollars at the reporting date.

We will continue to provide the foregoing information for the periods during 2010 and will evaluate the need to continue the disclosure beyond that period based on materiality.

Comment 2

In MD&A you currently provide a useful discussion of the negative impact from the need to obtain foreign currency from the parallel market. In future filings please expand this to provide a discussion of amounts you have settled at both the official rate and through the parallel market during the periods presented. If no amounts have been settled at the official rate during this time, discuss the most recent settlements. Disclose the amount of bolivar pending government approval for settlement at the official rate (and which official rate) and the length of time the request(s) have been pending. Discuss the implications of the current exchange rate system for your operations and cash flows and to the extent possible, provide a quantified analysis of the potential impact on your future operations. Please provide us an example of future disclosure.

Response 2

The current issues in Venezuela do not have a significant impact on Avon’s liquidity, as we expect to remit the funds from Venezuela to the U.S. through the agency of the Venezuelan government at the official rate, and we do not currently have the need to accelerate those remittances by accessing the parallel market based on our consolidated liquidity and cash flow from operations.

Mr. Terence O’Brien

June 25, 2010

Accordingly, we believe that providing detailed information on the amounts settled at the parallel rate as compared to the amounts settled at the official rate is not material information for investors. We agree that the relevant information for investors is i) whether we are receiving any government approvals for settlements at official rate, and ii) the amount of requests that are pending government approval for official rate for remittance to Avon in the U.S. We propose the following disclosures in response to Comment 2 using information relating to the first quarter of 2010 for illustrative purposes:

“At March 31, 2010, Avon Venezuela had pending requests submitted with an agency of the Venezuelan government for approximately $125 million for remittance of dividends and royalties to its parent company in the U.S. These requests had been periodically submitted between 2005 and 2009. Since these requests were made prior to the announcement of the devaluation of the currency in January of 2010, they are eligible for the essential exchange rate of 2.60 bolivars to the U.S. dollar.

We currently believe that existing cash outside of Venezuela, as well as cash to be generated from operations outside of Venezuela along with available sources of public and private financing are adequate to meet the Company’s anticipated requirements for working capital, dividends, capital expenditures, the share repurchase program, possible acquisitions and other cash needs in the short and long term.”

We will continue to provide the foregoing information for the periods during 2010 and will evaluate the need to continue the disclosure beyond that period based on materiality. In addition, during the first quarter of 2010, we did receive approximately $5 million at the essentials official exchange rate of 2.6 bolivars to the U.S. dollar pursuant to requests submitted prior to the devaluation relating to the importation of goods. We obtained an immaterial amount of U.S. dollars (approximately $0.1 million) through the parallel market during the first quarter of 2010. We feel that adding disclosure on this additional information would not be material to investors, as we are already disclosing the negative impact on operating profit of acquiring U.S. dollars through the parallel market.

With regards to the request to discuss the implications of the current exchange rate system for our operations and cash flows, we refer you to the third paragraph of the proposed disclosure in response to Comment 1 wherein we discuss the impact of the current exchange rate system. Since the devaluation in January of 2010, we have continued operating in Venezuela in a manner consistent with our past practices; however, as conditions change, we will include appropriate disclosures regarding changing business practices or policies that are expected to have a material impact on our Latin America segment and overall consolidated results.

Mr. Terence O’Brien

June 25, 2010

Comment 3

In future filings, please discuss your plans to manage the challenges presented by the current exchange rate systems. For example, disclose changes in business practices or policies that have occurred or are anticipated to occur in response to the devaluation and hyperinflationary environment.

Response 3

We agree that disclosures surrounding our plans to manage the current situation in Venezuela are important. With the disclosures noted above and those previously included in our Form 10-K and Form 10-Q, and our current plans to continue operating in Venezuela in a manner consistent with our past practices, we believe that no additional disclosure at this point would be material. However, as conditions change, we will include appropriate disclosures regarding changing business practices or policies that are expected to have a material impact on our Latin America segment and overall consolidated results.

Definitive Proxy Statement on Schedule 14A filed March 25, 2010

General

Comment 4

We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response 4

We do not believe that risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on the Company. Therefore, the Company respectfully submits that no disclosure is required under Item 402(s) of Regulation S-K. Although we believe that such disclosure is not required, we have voluntarily provided the following information regarding the process that we undertook to reach our conclusion, which is set forth on page 61 of our proxy statement under the heading “Compensation and Risk Management Process”:

“A multi-disciplinary management team comprised of senior executives in human resources, legal, internal audit, sales and finance meets at least

Mr. Terence O’Brien

June 25, 2010

annually and considers many factors, including governance and oversight of compensation plan and program design as well as global and local compensation policies and programs, together with potential business risks relating thereto. The Compensation Committee, with support and advice from its independent consultant, reviews the risk and reward structure of executive compensation plans, policies and practices. Considered in this review are program attributes deemed to help mitigate risk, including:

•	The use of multiple performance measures, balanced between short- and long-term objectives

•	The Committee’s application of judgment when determining individual payouts

•	The presence of individual payout caps under plans and programs

•	The Committee’s ability to clawback compensation under the Company’s Stock Incentive Plans and the recently adopted compensation recoupment policy

•	The stock ownership guidelines for senior executives to further align executive interests with those of shareholders.”

In future filings, we will continue to describe the processes undertaken to reach our conclusion and include information, as appropriate, on program design and the quality of plan performance measures, which focus on the Company’s commitment to sustainable profitable growth.

Compensation Discussion and Analysis, page 27

Comment 5

We note that you target the market median for total compensation and that, on average, 2008 compensation was below the market median. In future filings, please disclose for each element of compensation and for total compensation how actual payouts compared to the market median. Please show us in your supplemental response what the revisions will look like.

Response 5

We generally target the market median for total compensation for senior officers, including named executive officers, although allow flexibility to pay above median for consistently high-performing executives or, when necessary, recruiting key executives into our organization. In addition, we target base salary, total cash compensation, and

Mr. Terence O’Brien

June 25, 2010

long-term incentives at the median of market, although total compensation positioning relative to market remains the most significant reference point for the Committee in its decision-making. In light of the Company’s approach, in future filings, we will disclose how actual payouts compared to the market median, on average, for our named executive officers. For example, in our 2011 proxy statement, we will provide the following information regarding 2010 compensation:

•	Base Salary: [Above/At/Below] Market

•	Total Cash Compensation (Base Salary plus Actual Bonus Payout): [Above/At/Below] Market

•	Long-term Incentives (Includes stock option awards and annualized cash opportunity under the 2008 – 2010 Long-Term Cash Plan): [Above/At/Below] Market

•	Total 2010 Compensation: [Above/At/Below] Market

Roles in Executive Compensation, page 29

Comment 6

We note the disclosure in the table regarding your conclusion that Semler Brossy Consulting Group is independent. We also note that you have not included any disclosure in response to Item 407(e)(3)(iii)(A) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary.

Response 6

As described on page 28 of the proxy statement, Semler Brossy was engaged by the Compensation Committee solely for the purpose of providing advice on executive compensation matters. Semler Brossy has performed no other services for the Company. Therefore, the Company respectfully submits that no disclosure is required under Item 407(e)(3)(iii)(A) of Regulation S-K.

As described on page 28 of the proxy statement, the Company has voluntarily set a $50,000 threshold for independence, which is more stringent than the $120,000 threshold set forth in Item 407(e)(3)(iii)(A) of Regulation S-K:

“A consultant is considered not independent if it provides significant services to the Company apart from work performed for the Committee (services in excess of $50,000 or, if lesser, 1% of the consulting firm’s gross revenues for the most recent fiscal year).”

Further, also on page 28 of the proxy statement, we provide the Company’s conclusion:

“In 2009, the Committee determined that Semler Brossy is independent.”

Mr. Terence O’Brien

June 25, 2010

Annual Incentive Compensation, page 33

Comment 7

In future filings, please provide a materially complete description of the correlation between performance under the plan and the payouts actually made to each of your named executive officers. Please understand that discussion of the various items of corporate and individual performance that were considered by the compensation committee must be accompanied by a complete qualitative and quantitative discussion of how the committee determined to award the specific amount for each named executive officer. Further, in future filings, please briefly disclose the elements of individual performance considered for each named executive officer. Please also comply with this comment with respect to your long-term incentive compensation. Please show us in your supplemental response what the revisions will look like.

Response 7

Annual Incentive Compensation

The Company will disclose in future filings additional information regarding how the Compensation Committee determined to award the specific annual incentive payouts to each named executive officer, including additional information on the elements of individual performance that were considered. For example, if this disclosure was made in our 2010 proxy statement, we would have included the following information beginning on page 34 of the proxy statement:

“Financial Performance. The 70% portion of the payout based on financial performance is determined in a two-step process. First, the levels of global operating profit and revenue, which are weighted equally, determine the applicable payout range, which was approved by the Committee at the time the 2009 performance goals were set. The tables below set forth the 2009 ranges.

Global Operating Profit		Global Revenue
Achievement Range ($ million)*	Payout Range %	Achievement Range ($ million)*	Payout Range %

$925 - 1,000	0% - 50%	$9,250 - 9,750	0% - 50%

$1,000 - 1,153	30% - 75%	$9,750 - 10,000	30% - 75%

$1,153 - 1,200	75% - 125%	$10,000 - 10,250	75% - 125%

>$1,200	100% - 200%	>$10,250	100% - 200%

*	In constant dollars, excluding currency translation

Second, the Committee determines the global payout percentage within the payout range, after considering additional factors, including the plan’s level of difficulty and progress against Company initiatives relating to active representative levels, units sold, beauty market share and cost management. This assessment is intended to provide context for the Company’s relative and operational performance and enhance the Committee’s ability to exercise judgment, versus applying a formulaic approach to determine payout levels.

For 2009, global revenues were $10.3 billion, reflecting 6% growth in local currencies, and global operating profit was $1.15 billion. The Committee excluded the impact of translation currency exchange (i.e., the impact of translating revenue from local to US currency, in excess of budgeted amounts), but included the significantly negative impact of transaction currency exchange (such as the exchange impact from the cost of goods) when determining that achievement for determining individual payouts. In light of our strong financial performance, particularly on revenue growth, and progress against the Company initiatives as further discussed in the “Executive Summary—Market and Business Conditions” on page 27, using the payout ranges above as guidance, the Committee determined that the combined global payout percentage on the financial performance portion is 125% of target.

After the global payout percentage was determined, an assessment of regional performance was conducted in order to determine the financial performance payout percentages for Mr. Herington, who leads Latin America and Central and Eastern Europe (CEE), and Mr. Gallina, who leads Western Europe, Middle East and Africa (WEMEA), Asia Pacific and China. These financial performance payout percentages are tied to regional measures in order to maximize motivation where executive impact is greatest. Based on the performance of the regions, the CEO recommends to the Committee for approval the financial performance payout for each region. Mr. Herington’s financial component payout is calculated as an average of the Latin America and CEE region payouts, which for 2009 resulted in an above target payout. Mr. Gallina’s financial component payout is calculated as an average of the WEMEA, Asia and China region payouts, which for 2009 also resulted in an above target payout.

Mr. Terence O’Brien

June 25, 2010

We do not disclose regional targets as we believe that such disclosure would result in competitive harm. Based on our experience in the regions and the pay-for-performance history under the annual incentive program, we believe that these targets were set sufficiently high to provide incentive to achieve a high level of performance. The table below indicates the average payout tied to regional revenue and operating profit over the past three years compared to the average annual revenue growth rate over that same period of time.

	2006 - 2008
Region	Average Actual Payout Percentage of Target (Based on Revenue and Operating Profit Achievement)	Average Annual Revenue Growth (Measured in Constant Dollars Excluding Currency Fluctuation)
Latin America	127%	16%
Central and Eastern Europe	70%	6%
Western Europe, Middle East and Africa	129%	6%
Asia Pacific	58%	-3%
China	129%	13%

Individual Performance. The remaining 30% of the actual payout was based on the Committee’s subjective assessment of the performance of each named executive officer in fulfilling his or her role and responsibilities in light of our strategic objectives. In addition to financial goals, named executive officers are expected to focus on progress against strategic initiatives, talent development goals, operational measures and associate engagement. These are generally measures that provide recognition for contributions made to the overall performance of the Company that are not quantified in global operating profit and global revenue. The Committee also considered the CEO’s recommendation regarding the other named executive officers as part of this assessment.

The following key points were considered in determining the individual performance payouts for each of our named executive officers.

Name	Key Accomplishments
Jung, Andrea	While continuing to successfully execute on our sustainable growth plan, adjusted strategic direction in light of macroeconomic challenges to focus on strategic pricing, unit growth and our “Smart Value” program, resulting in a significant increase in the number of new active representatives and increased market share.

Mr. Terence O’Brien

June 25, 2010

Cramb, Charles	Aggressively managed expenses and cash flow, improved organizational effectiveness, and made notable progress on Strategic Operating Priorities, including pricing, advertising, and Representative Value Proposition investments.

Herington, Charles	Sustained meaningful growth in Latin America and made substantial progress on restoring growth in Central & Eastern Europe, implemented a successful large-scale overhead expense management initiative, and leveraged the talent strategically throughout the organization.

Gallina, Bennett	Sustained growth in Western Europe, Middle East and Africa and took strategic steps to reignite growth in Asia Pacific, improved service to sales representatives throughout the regions, and elevated organizational effectiveness through process and talent improvements.

Rucker, Kim	Effectively managed the Company’s litigation, regulatory and compliance matters globally, including enhancing the Company’s ethics and compliance program, provided strategic leadership of the global legal organization and legal support of the Company’s strategic initiatives and the Board of Directors, and enhanced talent and organizational effectiveness.

Based on the achievement of the financial results and the Committee’s assessment described above, the Committee approved payments for the named executive officers that ranged from 116-143% of their target amounts.”

Long-Term Incentive Compensation

The Company will disclose in future filings additional information regarding how the Compensation Committee determined to award the specific equity awards for each named executive officer. For example, if this disclosure was made in our 2010 proxy statement, we would have provided the following additional information regarding award amounts:

“When determining the specific stock option awards for named executive officers, the Committee references the market long-term incentive levels, as described above under “Competitive Positioning”, taking into account that a portion of the Company’s long-term incentive value is delivered through the 2008-2010 long-term cash incentive plan. For the Executive and Senior Vice President levels, a pre-determined pool is calculated based on average market median stock option award sizes and, in 2009, the awards made to our Executive and Senior Vice Presidents, in aggregate, did not exceed this pool. When determining individual stock option award sizes, relative to the applicable market median reference points, the Committee considers each executive’s sustained individual performance, including the items described above under “Annual Incentive Compensation—Individual Performance,” and his or her potential contribution to our future growth and success. For the CEO, the Committee considers the same factors, including market data, sustained individual performance, and her potential contribution to our future growth and success, although her award is not part of the pre-determined pool.”

Mr. Terence O’Brien

June 25, 2010

Payouts, if any, made in 2011 under the Company’s 2008-2010 long-term cash incentive plan are tied to the achievement of company-wide financial goals over the three-year period, as described in our proxy statement on page 36. Accordingly, because the performance period is in progress, payouts under this plan, if any, will occur during 2011 and, therefore, a detailed payout analysis could not be included in our 2010 proxy statement. The Company will disclose in its 2011 proxy statement information regarding how the Compensation Committee determined to award the specific payouts to each named executive officer. No individual objectives or goals affect the payout of awards to the named executive officers under this plan.

In connection with the Company’s response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Mr. Terence O’Brien

June 25, 2010

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (212) 282-5303, or Robert Loughran at (914) 935-2172 for questions regarding responses to comments one through three, or Karen Leu at (212) 282-5508 for questions regarding responses to comments four through seven.

Sincerely,

/s/ Charles W. Cramb

Charles W. Cramb

Vice Chairman, Chief Finance and Strategy Officer, Avon Products, Inc.

cc:	Tracey McKoy

Dorine Miller

Barbara Loughran, Engagement Partner, PricewaterhouseCoopers LLP